                         SIMPSON THACHER & BARTLETT LLP

                              425 LEXINGTON AVENUE
                            NEW YORK, N.Y. 10017-3954
                                 (212) 455-2000
                                    --------

                            FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER                                                E-MAIL ADDRESS
212-455-3189                                                  ETOLLEY@STBLAW.COM

                                                                  August 2, 2005

VIA FEDERAL EXPRESS AND EDGAR
-----------------------------

                Re:  Nalco Holding Company
                     Registration Statement on Form S-1
                     File No.:  333-126642
                     ---------------------

Jennifer Hardy
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Dear Ms. Hardy:

         On behalf of Nalco Holding Company (the "Company"), we are writing to respond to the comments set forth in the comment letter of the staff of the
Securities and Exchange Commission (the "Staff") dated July 28, 2005 (the
"comment letter") relating to the above-referenced Registration Statement on
Form S-1 filed on July 15, 2005 (the "Registration Statement"). We have revised the Registration Statement in response to the Staff's comments and are filing concurrently with this letter Amendment No. 1 to the Registration Statement
("Amendment No. 1"), which reflects these revisions and updates a limited amount of other information.

         For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter correspond to the pages of Amendment No. 1.

Securities and Exchange Commission
August 2, 2005

COVER
-----

1.   Please disclose here that the selling shareholder is owned partly by members of management.

     The  Company has added disclosure to the cover page explaining that the selling stockholder is primarily owned by funds affiliated with The
     Blackstone Group, Apollo Management L.P. and GS Capital Partners
     (collectively, the "Sponsors"), as well as by members of the Company's management.

PRINCIPAL STOCKHOLDERS AND SELLING STOCKHOLDERS, PAGE 96
--------------------------------------------------------

2.   Please disclose the number of shares being offered by the selling stockholder as soon as possible as required by Item 507 of Regulation S-K.

     The Company has added disclosure on page 101, as well as the front and back cover pages and pages 10, 23 and 126 disclosing the number of shares being offered.

3.   Please clarify by way of footnote to the table or other manner the nature of any position, office or other material relationship that each Nalco LLC unit holder listed has had with you within the past three years pursuant to
     Item 507 of Regulation S-K.

     The Company has added disclosure on page 101 clarifying that only the
     Sponsors will receive proceeds from the proposed offering of common stock and that no members of management will receive any proceeds. The Company has also added disclosure on page 102 indicating that certain individuals affiliated with the Sponsors serve on the Company's board of directors and providing a cross reference to the executive officers' biographies in the section entitled "Management." The Company believes that with these changes, the disclosure in Amendment No. 1 satisfies the requirements of
     Item 507.

4.   Please disclose the natural persons with voting or investment control over
     Nalco LLC.

     The Company has added a cross reference in footnote (2) on page 101 to
     "Certain Relationships and Related Party Transactions--Nalco LLC Limited
     Liability Company Operating Agreement" on page 104, which describes the material terms of that agreement, including the provisions relating to control of Nalco LLC. The Company notes that all significant decisions involving Nalco LLC require the approval of its board of directors, which currently consists of seven directors, including Dr. Joyce and two directors nominated by each Sponsor member, or the Sponsor members of Nalco
     LLC.

UNDERWRITING, PAGE 121
----------------------

5.   Prior to the effectiveness of your registration statement, please provide us with a copy of the letter or call from the NASD indicating that the NASD has no objection to the underwriting compensation described in the filing.

Securities and Exchange Commission
August 2, 2005

     The Company is aware that the Staff will need a no objection letter from the NASD before accelerating effectiveness of the Registration Statement and will endeavor to provide the Staff with such information.

6.   We note that some members of the underwriting syndicate will engage in
     Internet distributions. Please tell us which members will engage in any electronic offer, sale or distribution of the shares and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief
     Counsel of the Division of Corporation Finance.

     Goldman, Sachs & Co., Citigroup Global Markets Inc. and UBS Securities LLC
     have informed the Company that they may engage in the electronic offer, sale or distribution of the shares.

     The Company has been informed by Goldman, Sachs & Co. that it or its affiliates may engage in the electronic offer, sale or distribution of the shares and that any such activities will be conducted in accordance with procedures previously reviewed by the Staff.

     The Company has been informed by Citigroup Global Markets Inc.
     ("Citigroup") that it intends to use the i-Deal Prospectus Delivery System
     ("i-Deal") as a complementary distribution method to deliver preliminary prospectus materials to U.S. institutional clients for this offering.
     Citigroup intends to use this system to complement its process for hard copy delivery of preliminary prospectus information only. Citigroup does not intend to distribute the final prospectus or confirmations through
     i-Deal or by any other electronic means. The final prospectus and related confirmations will be delivered in hard copy through existing processes. In addition, Citigroup may send PDFs of the prospectus only to certain potential institutional investors that have received or that will receive hard copies of the preliminary prospectus.

     Citigroup currently intends on using i-Deal solely for the distribution to
     U.S. institutional clients of (i) the preliminary prospectus, (ii) any preliminary prospectus distributed in connection with any required recirculation, and (iii) any supplement or sticker to a preliminary prospectus. Citigroup does not intend to use i-Deal for distribution of (i)
     any prospectus included in any pre-effective amendment that it not otherwise (1) subject to a recirculation or (2) distributed as a supplement/sticker to any preliminary prospectus, and (ii) any final prospectus or any supplement/sticker thereto.

     Citigroup's use of the i-Deal system in the manner described above was approved by Ms. Kristina Wyatt, Special Counsel in the Office of Chief
     Counsel of the Staff, in connection with the initial public offering by
     Great Wolf Resorts, Inc. (Registration Number 333-118148) on December 14,
     2004 and, Citigroup hereby confirms that to date, the i-Deal materials approved by Ms. Wyatt have not changed.

Securities and Exchange Commission
August 2, 2005

     The Company has been informed by UBS Securities LLC that as a courtesy to certain of their customers to whom a preliminary prospectus will be sent,
     UBS Securities LLC and UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC, may distribute preliminary prospectuses electronically to certain of their customers. UBS will not accept indications of interest, offers to purchase or confirm sales electronically except for the indications of interest accepted by UBS through its "New
     Issues" system (formerly known as DealKey(SM) and described in the next paragraph). To the extent distributed electronically, the preliminary prospectus will be in Adobe PDF format. No preliminary prospectus will be sent until a preliminary prospectus meeting the requirements of the
     Securities Act of 1933 has been prepared and filed with the Commission.

     UBS Securities LLC intends to make the preliminary prospectus available to certain of its customers through "New Issues," a section of the UBS
     Investment Bank Client Portal that is part of UBS Securities LLC's web-based client services site. UBS Securities LLC will accept indications of interest from those certain customers through "New Issues" but will not accept offers to purchase or confirm sales through any of its websites in connection with the offering. The "New Issues" section is separate from UBS
     Securities LLC's publicly available website as access to "New Issues" is password-protected. UBS Securities LLC customers may obtain password access to "New Issues" upon request. UBS Securities LLC currently limits access to
     "New Issues" in the United States to institutional customers that are
     "qualified institutional buyers" under Rule 144A. "New Issues" contains a listing of equity and equity-linked offerings, with each offering hyperlinked to an offering summary page. The offering summary page will contain Rule 134 information pertaining to the offering, a hyperlink to the preliminary prospectus and other non-offering related information (such as administrative or logistical information). In some cases, the offering summary page will also contain a link to the offering road show as discussed below in greater detail in the Company's response to comment 7.
     The preliminary prospectus will be in Adobe PDF format, and a link will be available on the page to download the required viewer. The Company has been informed by UBS Securities LLC that Ms. Wyatt of the Staff reviewed UBS
     Securities LLC's electronic offering procedures without objection in the spring of 2001. UBS Securities LLC has informed the Company that, in addition to distributing preliminary prospectuses electronically through
     "New Issues," it may send preliminary prospectuses via email as a courtesy to certain of its customers to whom it is concurrently sending a prospectus in hard copy.

     The following language, describing the electronic distribution, is included in the "Underwriting" section of the prospectus:

          "A prospectus in electronic format will be made available by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders.
          Internet distributions will be allocated by the lead

Securities and Exchange Commission
August 2, 2005

          managers to underwriters that may make internet distributions on the same basis as other allocations."

     In order to help alleviate concerns that may be raised by any possible online distribution or posting of the preliminary prospectus on the web, the representatives will include in a communication to potential syndicate members language to the effect that:

          "Online distribution of shares of Nalco Holding Company may only be made pursuant to procedures for such distributions previously reviewed by the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing that either (1) you are not making an online distribution or (2) you are following procedures for online distribution previously reviewed by the Securities and
          Exchange Commission."

     The Company knows only who may be invited to join the syndicate and will not know the final composition of the syndicated or the allocation of shares until after the registration statement is declared effective. The
     Company will supplement this response if it learns that any additional members of the underwriting syndicate may engage in electronic offers, sales or distributions.

7.   We note that an electronic prospectus will be made available on websites maintained by the underwriters. Please tell us whether you or the underwriters have any arrangements with a third party to host or access your registration statement on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or registration statement that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

     Goldman, Sachs & Co., Citigroup Global Markets Inc. and UBS Securities LLC
     have informed the Company that they expect to post a copy of the preliminary prospectus on their websites in accordance with procedures previously reviewed by the Staff. Additionally, please see the Company's response to Comment 6. As of the date of this letter, no information concerning the Company or the registration statement has appeared on their websites.

     Goldman, Sachs & Co., Citigroup Global Markets Inc. and UBS Securities LLC
     have informed the Company that they also expect to post the road show presentation and a copy of the preliminary prospectus through Net RoadShow,
     Inc. The internet address of Net RoadShow, Inc. is "www.netroadshow.com".
     Net RoadShow has informed Goldman, Sachs & Co., Citigroup Global Markets
     Inc. and UBS Securities LLC that it will post the road show presentation and a copy of the preliminary prospectus in accordance with applicable no-action letters. Each of Goldman, Sachs & Co., Citigroup Global Markets
     Inc. and UBS Securities LLC has previously provided to the Staff copies of its agreement with Net RoadShow, Inc. None of the underwriters has yet posted any

Securities and Exchange Commission
August 2, 2005

     road show presentation or a copy of the preliminary prospectus on Net
     RoadShow, and none will do so prior to the circulation of a revised preliminary prospectus. The Company will supplement this response if it learns of any other such arrangements with third parties.

8.   If the company or the underwriters intend to engage in a directed share program in conjunction with this offering, please describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

     The Company and the underwriters do not intend to engage in a directed share program in conjunction with this offering.

EXHIBITS
--------

9.   Please allow us sufficient time to review your underwriting agreement and legality opinion prior to requesting effectiveness of the registration statement.

     The Company is aware that the Staff will need adequate time to review the exhibits before accelerating effectiveness of the Registration Statement and plans to file all outstanding exhibits in the near future.

                                  * * * * * * *

     We acknowledge your references to Rules 460 and 461 regarding requesting acceleration of a registration statement and will endeavor to provide for adequate time after the filing of any amendment for further review before submitting a request for acceleration and to provide any acceleration request at least two business days in advance of the requested effective date.

     Please call me (212-455-3189) or Richard Fenyes (212-455-2812) of my firm if you wish to discuss our responses to the comment letter.

                                                     Very Truly Yours,

                                                     /s/ Edward P. Tolley III

                                                     Edward P. Tolley III